SUBJECT TO COMPLETION DATED JANUARY [23], 2018

PRELIMINARY PROSPECTUS


15,151,516 Shares



FTS International, Inc.

Common Stock


This is the initial public offering of shares of common stock of FTS International, Inc. We are selling 15,151,516 shares of our common stock.

We expect the public offering price to be between $15.00 and $18.00 per share. Currently, no public market exists for the shares. After pricing of this offering, we expect that the shares will trade on The New York Stock Exchange, or NYSE, under the symbol "FTSI."

We qualified as an "emerging growth company" as defined under the federal securities laws, at the time that we submitted to the SEC an initial draft of the registration statement for this offering, and, as such, have elected to comply with certain reduced disclosure requirements for this prospectus. However, our revenues for fiscal year 2017 exceeded $1.07 billion, and, as a result, we will no longer be eligible for the exemptions from disclosure provided to an emerging growth company after the earlier of the completion of this offering and December 31, 2018. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 18 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, before expenses, to us
Per share	$	$	$
Total	$	$	$

(1) See "Underwriting" for additional information regarding total underwriter compensation.

The underwriters may also exercise their option to purchase up to an additional 2,272,727 shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover over-allotments, if any. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Each of the selling stockholders in this offering is deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about   , 2018.

Credit Suisse	**Morgan Stanley**

Barclays	**Citigroup**	**Wells Fargo Securities**	**Evercore ISI**

Guggenheim Securities	**Simmons & Company International** Energy Specialists of Piper Jaffray	**Tudor, Pickering, Holt & Co.**


The date of this prospectus is   , 2018.


TABLE OF CONTENTS

We are responsible for the information contained in this prospectus and in any free writing prospectus we may authorize to be delivered to you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. The information in this prospectus or in any applicable free writing prospectus is accurate only as of its date, regardless of its time of delivery or any sale of these securities. Our business, financial condition, results of operations and prospects may have changed since that date.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable and that the information is accurate and complete, we have not independently verified the information.

References to oil prices are to the spot price in U.S. Dollars per barrel of West Texas Intermediate, or WTI, an oil index benchmark used in the United States. References to natural gas prices are to the spot price in U.S. Dollars per one thousand cubic feet of natural gas using the Henry Hub index, a natural gas benchmark used in the United States.

Reverse Stock Split and Recapitalization

Before this offering we will effect a 69.196592:1 reverse stock split, assuming an initial public offering price of $16.50 per share, the midpoint of the range set forth on the cover page of this prospectus. Upon filing our amended and restated certificate of incorporation, each 69.196592 shares of common stock will be combined into and represent one share of common stock. Additionally, before this offering our Series A convertible preferred stock, or our convertible preferred stock, will be recapitalized into shares of our common stock. Upon filing our amended and restated certificate of incorporation, all shares of convertible preferred stock will be recapitalized into 39,450,826.48 shares of common stock, assuming an initial public offering price of $16.50 per share, the midpoint of the range set forth on the cover page of this prospectus. Any change in the public offering price would change the number of shares outstanding prior to the completion of this offering by less than 1%. For additional information regarding the recapitalization of our convertible preferred stock, see "Description of Capital Stock." Following the reverse stock split and recapitalization, fractional shares will be paid out in cash.

Following the reverse stock split and recapitalization, our authorized capital stock will consist of 320,000,000 shares of common stock and 25,000,000 shares of preferred stock and 91,280,087 shares of common stock will be outstanding, assuming an initial public offering price of $16.50 per share, the midpoint of the range set forth on the cover page of this prospectus. In connection with this offering, we will issue an additional 15,151,516 shares of new common stock and, immediately following this offering, we will have 106,431,603 total shares of common stock outstanding.

Comparability of Operating and Statistical Metrics

Throughout this prospectus, we refer to "stages fractured" and similar terms, including "stages per active fleet." Stages fractured is an operating and statistical metric referring to the number of individual hydraulic fracturing procedures we complete under service contracts with our customers. Our customers typically compensate us based on the number of stages fractured. Stages per active fleet is an operating metric referring to the stages fractured per active fleet over a given time period. We believe stages fractured and stages per active fleet are important indicators of operating performance because they demonstrate the demand for our services and our ability to meet that demand with our active fleets. Because we service a variety of customers in different basins with different formation characteristics, stages fractured and stages per active fleet are subject to a number of material factors affecting their usefulness and comparability. For example, based on customer specifications and formation characteristics, some of our fleets may complete stages involving higher pressure job designs or more intense proppant loading, taking more time to complete, while other fleets may complete stages involving lower pressure job designs or less intense proppant loadings, taking less time to complete. Our fleets may also vary materially in hydraulic horsepower needed to accommodate the basin characteristics and customer specifications. For these reasons, stages fractured and stages per active fleet are not the only measures that affect our financial results, however, we believe they are important measures in managing our business. You should carefully read and consider the other information presented in this prospectus, including information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

SUMMARY FINANCIAL DATA

The following tables set forth our summary historical consolidated financial data for the periods and the dates indicated. The consolidated statements of operations data for the years ended December 31, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements, or Audited Consolidated Financial Statements, that are included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2016 and 2017 and the consolidated balance sheet data as of September 30, 2017 are derived from our unaudited consolidated financial statements, or Unaudited Consolidated Financial Statements, that are included elsewhere in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,	
(Dollars in millions, except per share amounts)	2015	2016	2016	2017
Statements of Operations Data:				
Revenue	$ 1,375.3	$ 532.2	$ 379.8	$1,007.4
Costs of revenue, excluding depreciation and amortization(1)	1,257.9	510.5	369.7	709.9
Selling, general and administrative	154.7	64.4	51.5	62.0
Depreciation and amortization	272.4	112.6	87.5	65.2
Impairments and other charges(2)	619.9	12.3	10.7	1.4
Loss (gain) on disposal of assets, net	5.9	1.0	1.1	(1.6)
Gain on insurance recoveries	—	(15.1)	(15.1)	(2.9)
Operating income (loss)	(935.5)	(153.5)	(125.6)	173.4
Interest expense, net	77.2	87.5	66.1	64.8
Loss (gain) on extinguishment of debt, net	0.6	(53.7)	(53.7)	—
Equity in net loss (income) of joint venture affiliate	1.4	2.8	2.6	(0.1)
Income (loss) before income taxes	(1,014.7)	(190.1)	(140.6)	108.7
Income tax expense (benefit)(3)	(1.5)	(1.6)	—	0.9
Net income (loss)	$(1,013.2)	$ (188.5)	$ (140.6)	$ 107.8
Net loss attributable to common stockholders	$(1,158.1)	$ (370.1)	$ (272.7)	$ (56.8)
Basic and diluted earnings (loss) per share attributable to common stockholders	$ (0.32)	$ (0.10)	$ (0.08)	$ (0.02)
Shares used in computing basic and diluted earnings (loss) per share (in millions)	3,589.7	3,586.5	3,586.5	3,586.4
Balance Sheet Data (at end of period):				
Cash and cash equivalents	$ 264.6	$ 160.3		$ 193.8
Total assets	$ 907.4	$ 616.8		$ 827.1
Total debt	$ 1,276.2	$ 1,188.7		$1,191.6
Convertible preferred stock(4)	$ 349.8	$ 349.8		$ 349.8
Total stockholders' equity (deficit)	$ (830.5)	$(1,019.0)		$ (911.2)
Pro Forma Data(5):				
Pro forma net income (loss)		$ (168.3)		$ 123.7
Pro forma basic and diluted earnings (loss) per share attributable to common stockholders		$ (1.58)		$ 1.16
Pro forma shares used in computing basic and diluted earnings (loss) per share (in millions)(6)		106.5		106.5

(Dollars in millions, except per share amounts)	Year Ended December 31,		Nine Months Ended September 30,	
	2015	2016	2016	2017
Pro forma total debt (at end of period)				$ 847.2
Pro forma total stockholders' equity (deficit) (at end of period)				$ (342.6)
Other Data:				
Adjusted EBITDA(7)	$ (62.8)	$ (50.8)	$ (47.7)	$ 234.2
Net debt (at end of period)(8)	$ 1,011.6	$ 1,028.4		$ 997.8
Pro forma net debt (at end of period)(8)				$ 779.0
Capital expenditures	$ 79.1	$ 10.3	$ 6.1	$ 33.4
Total fracturing stages(9)	21,919	16,185	11,135	22,672

(1) The amount of depreciation and amortization related to our costs of revenue that has been classified as depreciation and amortization in this table for the year ended December 31, 2015 and 2016 is $152.3 million and $98.9 million, respectively, and for the nine months ended September 30, 2016 and 2017 is $76.9 million and $56.7 million, respectively.

(2) For a discussion of amounts recorded for the years ended December 31, 2015 and 2016 and for the nine months ended September 30, 2016 and 2017, see Note 10—"Impairments and Other Charges" in Notes to our Audited Consolidated Financial Statements included elsewhere in this prospectus and Note 4—"Impairments and Other Charges" in Notes to our Unaudited Condensed Consolidated Financial Statements included elsewhere in this prospectus.

(3) Consists primarily of state margin taxes accounted for as income taxes. The tax effect of our net operating losses has not been reflected in our results because we have recorded a full valuation allowance with regards to the realization of our deferred tax assets since 2012.

(4) The holders of the convertible preferred stock are also common stockholders of the Company and collectively appoint 100% of our board of directors. Therefore, the convertible preferred stockholders can direct the Company to redeem the convertible preferred stock at any time after all of our debt has been repaid; however, we did not consider this to be probable for any of the periods presented due to the amount of debt outstanding. Therefore, we have presented the convertible preferred stock as temporary equity but have not reflected any accretion of the convertible preferred stock in this table or in our Consolidated Financial Statements. See Note 7—"Convertible Preferred Stock" in Notes to our Audited Consolidated Financial Statements included elsewhere in this prospectus for more information. At September 30, 2017, the liquidation preference of the convertible preferred stock was estimated to be $1,070.7 million.

(5) Pro forma data gives effect to (1) the 69.196592:1 reverse stock split, (2) the recapitalization of our convertible preferred stock into issued and outstanding common stock, (3) the sale of 15,151,516 shares of common stock to be issued by us in this offering and (4) the use of proceeds therefrom, as if each of these events occurred on January 1, 2016 for purposes of the statement of operations and September 30, 2017, for purposes of the balance sheet, and for each of (1), (2), (3) and (4), assuming an initial public offering price of $16.50 per share, the midpoint of the range set forth on the cover page of this prospectus. Additionally, the pro forma balance sheet information reflects a share-based compensation expense of approximately $3.7 million associated with restricted stock units issued under our 2014 LTIP that will vest immediately before effectiveness of the registration statement, of which this prospectus is a part, and will be settled in cash. Any change in the public offering price would change the number of shares outstanding prior to the completion of this offering by less than 1%. For additional information regarding the recapitalization of our convertible preferred stock, see "Description of Capital Stock."

(6) The pro forma shares used to compute pro forma earnings per share for the year ended December 31, 2016 and the nine months ended September 30, 2017, have been adjusted to include the sale of 15,151,516 shares of common stock in this offering that would generate only enough proceeds to repay debt as described under "Use of Proceeds."

(7) Adjusted EBITDA is a non-GAAP financial measure that we define as earnings before interest; income taxes; and depreciation and amortization, as well as, the following items, if applicable: gain or loss on disposal of assets; debt extinguishment gains or losses; inventory write-downs, asset and goodwill impairments; gain on insurance recoveries; acquisition earn-out adjustments; stock-based compensation; and acquisition or disposition transaction costs. The most comparable financial measure to Adjusted EBITDA under GAAP is net income or loss. Adjusted EBITDA is used by management to evaluate the operating performance of our

business for comparable periods and it is a metric used for management incentive compensation. Adjusted EBITDA should not be used by investors or others as the sole basis for formulating investment decisions, as it excludes a number of important items. We believe Adjusted EBITDA is an important indicator of operating performance because it excludes the effects of our capital structure and certain non-cash items from our operating results. Adjusted EBITDA is also commonly used by investors in the oilfield services industry to measure a company's operating performance, although our definition of Adjusted EBITDA may differ from other industry peer companies.

The following table reconciles our net income (loss) to Adjusted EBITDA:

(In millions)	Year Ended December 31,		Nine Months Ended September 30,	
	2015	2016	2016	2017
Net income (loss)	$(1,013.2)	$ (188.5)	$(140.6)	$107.8
Interest expense, net	77.2	87.5	66.1	64.8
Income tax expense (benefit)	(1.5)	(1.6)	—	0.9
Depreciation and amortization	272.4	112.6	87.5	65.2
Loss (gain) on disposal of assets, net	5.9	1.0	1.1	(1.6)
Loss (gain) on extinguishment of debt, net	0.6	(53.7)	(53.7)	—
Inventory write-down	24.5	—	—	—
Impairment of assets and goodwill	572.9	7.0	7.0	—
Gain on insurance recoveries	—	(15.1)	(15.1)	(2.9)
Acquisition earn-out adjustments	(3.4)	—	—	—
Stock-based compensation	1.8	—	—	—
Adjusted EBITDA	$ (62.8)(a)	$ (50.8)(b)	$ (47.7)(c)	$234.2(d)

(a) For the year ended December 31, 2015, Adjusted EBITDA has not been adjusted to exclude the following items: employee severance costs of $13.1 million, supply commitment charges of $11.0 million, significant legal costs of $8.1 million, lease abandonment charges of $1.8 million, and profit of $2.4 million from the sale of equipment to our joint venture affiliate.

(b) For the year ended December 31, 2016, Adjusted EBITDA has not been adjusted to exclude the following items: employee severance costs of $0.8 million, supply commitment charges of $2.5 million and lease abandonment charges of $2.0 million.

(c) For the nine months ended September 30, 2016, Adjusted EBITDA has not been adjusted to exclude the following items: employee severance costs of $0.8 million, supply commitment charges of $1.5 million and lease abandonment charges of $1.4 million.

(d) For the nine months ended September 30, 2017, Adjusted EBITDA has not been adjusted to exclude a supply commitment charge of $1.0 million.

(8) Net debt is a non-GAAP financial measure that we define as total debt less cash and cash equivalents. The most comparable financial measure to net debt under GAAP is debt. Net debt is used by management as a measure of our financial leverage. Net debt should not be used by investors or others as the sole basis in formulating investment decisions as it does not represent our actual indebtedness. Pro forma net debt is net debt adjusted as if we received the net proceeds from this offering and we (a) settled the restricted stock units granted under the 2014 LTIP in cash and (b) redeemed $350.0 million of our outstanding 2020 Notes as if each of these events occurred on September 30, 2017.

The following table reconciles our total debt to net debt:

(In millions)	As of December 31,		As of September 30,
	2015	2016	2017
Total debt	$1,276.2	$1,188.7	$1,191.6
Cash and cash equivalents	(264.6)	(160.3)	(193.8)
Net debt	$1,011.6	$1,028.4	$ 997.8

The following table reconciles our total debt to pro forma net debt:

(In millions)	As of September 30, 2017
Total debt	$1,191.6
Repayment of 2020 Notes	(344.4)
Pro forma total debt	847.2
Cash and cash equivalents	193.8
Net proceeds from this offering	233.4
Cash settlement of 2014 restricted stock units	(3.7)
Cash paid to repurchase 2020 Notes	(355.3)
Pro forma cash and cash equivalents	68.2
Pro forma net debt	$ 779.0

(9) See "Business—Our Services—Hydraulic Fracturing" for details regarding fracturing stages and fleets and the types of agreements we use to provide hydraulic fracturing services.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our shares of common stock as of January 8, 2018 by:

- the selling stockholders;

- each person known to us to be the beneficial owner of more than 5% of our shares of common stock;

- each of our named executive officers;

- each of our directors; and

- all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable.

We have based percentage ownership of our common stock prior to this offering on 91,280,087 shares of our common stock outstanding as of January 8, 2018 after (1) giving effect to a 69.196592:1 reverse stock split, assuming an initial public offering price of $16.50 per share, the midpoint of the range set forth on the cover page of this prospectus and (2) the recapitalization of all outstanding shares of our convertible preferred stock into issued and outstanding common stock. Any change in the public offering price would change the number of shares outstanding prior to the completion of this offering by less than 1%. For additional information regarding the recapitalization of our convertible preferred stock, see "Description of Capital Stock." Following the reverse stock split and recapitalization, fractional shares will be paid out in cash. Percentage ownership of our common stock after this offering assumes the sale by us of 15,151,516 shares of common stock in this offering.

Unless otherwise noted, the address of each beneficial owner listed on the table below is c/o FTS International, Inc. 777 Main Street, Suite 2900, Fort Worth, Texas 76102. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The statements concerning voting and investment power included in the footnotes to this table shall not be construed as admissions that such persons are the beneficial owners of such shares of common stock.

Name of Beneficial Owner	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering		Shares Beneficially Owned After this Offering if the Underwriters' Option to Purchase Additional Shares is Exercised in Full	
	Number	%	Number	%	Number	%
Selling Stockholders and other 5% Stockholders:						
Maju Investments (Mauritius) Pte Ltd(1)(2)+	41,666,542	45.6%	41,666,542	39.1%	40,485,679	38.0%
CHK Energy Holdings, Inc.(2)(3)+	26,344,594	28.9%	26,344,594	24.8%	25,600,088	24.1%
Senja Capital Ltd(4)(5)(6)+	11,920,874	13.1%	11,920,874	11.2%	11,597,503	10.9%
Hampton Asset Holding Ltd.(5)(7)(8)+	884,241	1.0%	884,241	*	860,254	*
Named Executive Officer and Directors:						
Michael J. Doss	—	—	—	—	—	—
Buddy Petersen	—	—	—	—	—	—
Perry A. Harris	—	—	—	—	—	—
Goh Yong Siang	—	—	—	—	—	—
Domenic J. Dell'Osso, Jr.(9)	—	—	—	—	—	—
Bryan J. Lemmerman(9)	—	—	—	—	—	—
Ong Tiong Sin(10)	12,805,115	14.0%	12,805,115	12.0%	12,457,757	11.7%
Boon Sim	—	—	—	—	—	—
All executive officers and current directors as a group (11 persons)	12,805,115	14.0%	12,805,115	12.0%	12,457,757	11.7%

---

* Less than 1%

+ Selling Stockholder

(1) Maju Investments (Mauritius) Pte Ltd is wholly owned by Fullerton Fund Investments Pte Ltd., which is wholly owned by Temasek. The business address of Maju Investments (Mauritius) Pte Ltd is Les Cascades, Edith Cavell Street, Port Louis, Republic of Mauritius.

(2) Prior to completion of this offering, we will enter into an investors' rights agreement with Maju and Chesapeake. Pursuant to the investors' rights agreement, Maju and Chesapeake may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) of the Exchange Act. Such group could be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Company beneficially owned by such parties. Such parties would, as of January 8, 2018 be deemed to beneficially own an aggregate of 68,011,136 shares (74.5%) of our capital stock. Each stockholder party to the investors' rights agreement disclaims beneficial ownership of any shares of our common stock owned by the other stockholder party to the agreement.

(3) CHK Energy Holdings, Inc. is a subsidiary of Chesapeake Energy Corporation. The business address of CHK Energy Holdings, Inc. is 6100 N. Western Avenue, Oklahoma City, Oklahoma 73118.

(4) Senja Capital Ltd is wholly owned by RRJ Capital Master Fund I, L.P., the general partner of which is RRJ Capital Limited. The business address of Senja Capital Ltd is CCS Trustees Limited, 263 Main Street, P.O. Box 2196, Road Town, Tortola, British Virgin Islands.

(5) Prior to completion of this offering, we will enter into an investors' rights agreement with Senja and Hampton. Pursuant to the investors' rights agreement, Senja and Hampton may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) of the Exchange Act. Such group could be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Company beneficially owned by such parties. Such parties would, as of January 8, 2018 be deemed to beneficially own an aggregate of 12,805,115 shares (14.0%) of our capital stock. Each stockholder party to the investors' rights agreement disclaims beneficial ownership of any shares of our common stock owned by the other stockholder party to the agreement.

(6) RRJ Capital Limited's board of directors, consisting of Ong Tiong Sin, Ong Tiong Boon, Eddie Teh Ewe Guan, Rizal Bin Ishak and Kim Young So, exercises voting and investment power over these shares.

(7) Hampton Asset Holding Ltd. is wholly owned by Ong Tiong Sin. The business address of Hampton Asset Holding Ltd. is CCS Trustees Limited, 263 Main Street, P.O. Box 2196, Road Town, Tortola British Virgin Islands.

(8) Ong Tiong Sin, sole shareholder and sole director of Hampton Asset Holding Ltd., has sole voting and investment power over these shares.

(9) Mr. Dell'Osso is the Executive Vice President and Chief Financial Officer of Chesapeake Parent, and Mr. Lemmerman is the Vice President—Business Development at Chesapeake Parent.

(10) Mr. Ong is the founder and Chief Executive Officer of RRJ Capital Limited, and sole shareholder and sole director of Hampton Asset Holding Ltd., and disclaims beneficial ownership of any shares owned directly or indirectly by Senja Capital Ltd, except to the extent of his pecuniary interest therein. As such, the shares attributed to Mr. Ong represent a sum of the shares beneficially owned by Senja Capital Ltd and Hampton Asset Holding Ltd.

Each of the selling stockholders in this offering is deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

FTS INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	Year Ended December 31,	
	2015	2016
Revenue		
Revenue	$ 1,331.8	$ 529.5
Revenue from related parties	43.5	2.7
Total revenue	1,375.3	532.2
Operating expenses		
Costs of revenue (excluding depreciation of $152.3 and $98.9, respectively, included in depreciation and amortization below)	1,257.9	510.5
Selling, general and administrative	154.7	64.4
Depreciation and amortization	272.4	112.6
Impairments and other charges	619.9	12.3
Loss on disposal of assets, net	5.9	1.0
Gain on insurance recoveries	—	(15.1)
Total operating expenses	2,310.8	685.7
Operating loss	(935.5)	(153.5)
Interest expense, net	(77.2)	(87.5)
(Loss) gain on extinguishment of debt, net	(0.6)	53.7
Equity in net loss of joint venture affiliate	(1.4)	(2.8)
Loss before income taxes	(1,014.7)	(190.1)
Income tax benefit	(1.5)	(1.6)
Net loss	$(1,013.2)	$ (188.5)
Net loss attributable to common stockholders	$(1,158.1)	$ (370.1)
Basic and diluted earnings (loss) per share attributable to common stockholders	$ (0.32)	$ (0.10)
Shares used in computing basic and diluted earnings (loss) per share	3,589.7	3,586.5
Pro forma basic and diluted earnings (loss) per share attributable to common stockholders (unaudited)		$ (2.06)
Shares used in computing pro forma basic and diluted earnings (loss) per share (unaudited)		91.3

The accompanying notes are an integral part of these consolidated financial statements.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17—UNAUDITED PRO FORMA INFORMATION

The following unaudited calculation of the numerators and denominators of pro forma basic and diluted EPS gives effect to the following as of the beginning of the period:

(1) our 69.196592:1 reverse stock split; and

(2) The recapitalization of all outstanding shares of our convertible preferred stock into approximately 39.5 million shares of common stock.

The numerators and denominators of the pro forma basic and diluted EPS computations for our common stock are calculated as follows:

(In millions, except per share amounts)	Year Ended December 31, 2016
	(unaudited)
Numerator:	
Net loss attributable to common stockholders used for basic EPS computation as reported	$ (370.1)
Pro forma adjustment to add back convertible preferred stock accretion	181.6
Pro forma net loss attributable to common stockholders used for pro forma basic and diluted EPS computations	$ (188.5)
Denominator:	
Weighted average shares used for basic EPS computation as reported	3,586.5
Pro forma adjustment to reflect reverse stock split	(3,534.7)
Pro forma adjustment to reflect recapitalization of preferred stock to common stock	39.5
Number of shares used for pro forma basic EPS computation	91.3
Effect of dilutive securities:	
Dilutive securities	—
Number of shares used for pro forma diluted EPS computation	91.3
Pro forma basic and diluted EPS	$ (2.06)

FTS INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2017	2016	2017
Revenue				
Revenue	$ 123.8	$ 409.8	$ 377.1	$ 906.1
Revenue from related parties	1.6	39.2	2.7	101.3
Total revenue	125.4	449.0	379.8	1,007.4
Operating expenses				
Costs of revenue (excluding depreciation of $24.9, $19.4, $76.9 and $56.7, respectively, included in depreciation and amortization below)	125.7	298.8	369.7	709.9
Selling, general and administrative	15.8	21.7	51.5	62.0
Depreciation and amortization	28.3	22.1	87.5	65.2
Impairments and other charges	5.2	0.1	10.7	1.4
(Gain) loss on disposal of assets, net	—	(0.8)	1.1	(1.6)
Gain on insurance recoveries	—	—	(15.1)	(2.9)
Total operating expenses	175.0	341.9	505.4	834.0
Operating (loss) income	(49.6)	107.1	(125.6)	173.4
Interest expense, net	(21.4)	(22.1)	(66.1)	(64.8)
Gain on extinguishment of debt	52.3	—	53.7	—
Equity in net (loss) income of joint venture affiliate	(0.7)	(1.0)	(2.6)	0.1
(Loss) income before income taxes	(19.4)	84.0	(140.6)	108.7
Income tax expense	—	0.4	—	0.9
Net (loss) income	$ (19.4)	$ 83.6	$ (140.6)	$ 107.8
Net (loss) income attributable to common stockholders	$ (66.3)	$ 25.1	$ (272.7)	$ (56.8)
Basic and diluted earnings (loss) per share attributable to common stockholders	$ (0.02)	$ 0.01	$ (0.08)	$ (0.02)
Shares used in computing basic and diluted earnings (loss) per share	3,586.5	3,586.4	3,586.5	3,586.4
Pro forma basic and diluted earnings (loss) per share attributable to common stockholders				$ 1.18
Shares used in computing pro forma basic and diluted earnings (loss) per share				91.3

The accompanying notes are an integral part of these condensed consolidated financial statements.

FTS INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS

(In millions, except share amounts)	December 31, 2016	September 30, 2017	Pro Forma September 30, 2017
ASSETS			
Current assets			
Cash	$ 160.3	$ 193.8	$ 193.8
Accounts receivable, net	76.5	238.4	238.4
Accounts receivable from related parties	0.1	22.2	22.2
Inventories	24.8	42.2	42.2
Prepaid expenses and other current assets	17.7	20.2	20.2
Total current assets	279.4	516.8	516.8
Property, plant, and equipment, net	284.3	255.2	255.2
Intangible assets, net	29.5	29.5	29.5
Investment in joint venture affiliate	21.6	22.6	22.6
Other assets	2.0	3.0	3.0
Total assets	$ 616.8	$ 827.1	$ 827.1
LIABILITIES AND STOCKHOLDERS' DEFICIT			
Current liabilities			
Accounts payable	$ 60.8	$ 137.5	$ 137.5
Accrued expenses and other current liabilities	34.8	58.5	58.5
Total current liabilities	95.6	196.0	196.0
Long-term debt	1,188.7	1,191.6	1,191.6
Other liabilities	1.7	0.9	0.9
Total liabilities	1,286.0	1,388.5	1,388.5
Commitments and contingencies (Note 8)			
Series A convertible preferred stock, $0.01 par value, 350,000 shares authorized, issued and outstanding at December 31, 2016 and September 30, 2017, respectively; no shares authorized, issued and outstanding, pro forma	349.8	349.8	—
Stockholders' deficit			
Common stock, $0.01 par value, 5,000,000,000 shares authorized, 3,586,408,881 shares issued and outstanding at both December 31, 2016 and September 30, 2017; 320,000,000 shares authorized, 91,280,087 shares issued and outstanding, pro forma	35.9	35.9	36.3
Additional paid-in capital	3,712.1	3,712.1	4,061.5
Accumulated deficit	(4,767.0)	(4,659.2)	(4,659.2)
Total stockholders' deficit	(1,019.0)	(911.2)	(561.4)
Total liabilities and stockholders' deficit	$ 616.8	$ 827.1	$ 827.1

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTE 9—EARNINGS (LOSS) PER SHARE

The numerators and denominators of the basic and diluted earnings (loss) per share ("EPS") computations for our common stock are calculated as follows:

(In millions, except per share amounts)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2016	2017	2016	2017
Numerator:				
Net (loss) income	$ (19.4)	$ 83.6	$ (140.6)	$ 107.8
Convertible preferred stock accretion	(46.9)	(58.5)	(132.1)	(164.6)
Net (loss) income attributable to common stockholders used for basic EPS computation	(66.3)	25.1	(272.7)	(56.8)
Add back the effect of dilutive securities:				
Convertible preferred stock accretion(1)	—	—	—	—
Net (loss) income attributable to common stockholders used for diluted EPS computation	$ (66.3)	$ 25.1	$ (272.7)	$ (56.8)
Denominator:				
Weighted average shares used for basic EPS computation	3,586.5	3,586.4	3,586.5	3,586.4
Effect of dilutive securities:				
Convertible preferred stock(1)	—	—	—	—
Restricted stock units(2)	—	—	—	—
Dilutive potential common shares	—	—	—	—
Number of shares used for diluted EPS computation	3,586.5	3,586.4	3,586.5	3,586.4
Basic and diluted EPS	$ (0.02)	$ 0.01	$ (0.08)	$ (0.02)

(1) Dilutive securities in our diluted EPS calculation do not include the effects of converting the convertible preferred stock because the effect would be antidilutive. The number of common stock equivalents attributable to convertible preferred stock was 901 million shares for all periods presented.

(2) Dilutive securities in our diluted EPS calculation do not include restricted stock units, or RSUs, granted under our 2014 LTIP. Vesting of these RSUs is dependent upon the satisfaction of both a service condition and a corporate liquidity event such as an initial public offering of our common stock. As of September 30, 2017, a corporate liquidity event had not occurred and until it occurs, the holders of these RSUs have no rights in our undistributed earnings. Therefore, they are excluded from the effect of dilutive securities. The number of common stock equivalents attributable to the RSUs were 11.8 million shares and 8.3 million shares at September 30, 2016 and 2017, respectively.

NOTE 10—PRO FORMA INFORMATION

Pro Forma Balance Sheet Information

We have prepared an unaudited balance sheet as of September 30, 2017, to give effect to the following transactions that will occur in connection with our initial public offering:

- A 69.196592 to 1 reverse stock split; and

NOTE 10—PRO FORMA INFORMATION (Continued)

- The recapitalization of all outstanding shares of our convertible preferred stock into approximately 39.5 million shares of common stock.

Pro Forma Earnings (Loss) Per Share Information

The following unaudited calculation of the numerators and denominators of pro forma basic and diluted EPS gives effect to the following transactions that will occur in connection with our initial public offering as of the beginning of the period:

- A 69.196592 to 1 reverse stock split; and

- The recapitalization of all outstanding shares of our convertible preferred stock into approximately 39.5 million shares of common stock.

The numerators and denominators of the pro forma basic and diluted EPS computations for our common stock are calculated as follows:

(In millions, except per share amounts)	Nine Months Ended September 30, 2017
Numerator:	
Net loss attributable to common stockholders used for basic EPS computation as reported	$ (56.8)
Pro forma adjustment to add back convertible preferred stock accretion	164.6
Pro forma net income attributable to common stockholders used for pro forma basic and diluted EPS computations	$ 107.8
Denominator:	
Weighted average shares used for basic EPS computation as reported	3,586.4
Pro forma adjustment to reflect reverse stock split	(3,534.6)
Pro forma adjustment to reflect recapitalization of preferred stock to common stock	39.5
Number of shares used for pro forma basic EPS computation	91.3
Effect of dilutive securities:	
Dilutive securities	—
Number of shares used for pro forma diluted EPS computation	91.3
Pro forma basic and diluted EPS	$ 1.18